FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 14th, 2003
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with12g3-2(b): N/A.

Attached hereto as Exhibit 99.1 and incorporated by way of reference herein is the Registrant’s notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14th, 2003	Nova Measuring Instruments Ltd. (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren VP Finance and Operations

Exhibit Index

Exhibit 99.1: Notice regarding the convening of the Registrant’s annual shareholders’ meeting (the “Meeting”) and the record date applicable to attending and voting at the Meeting.

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	Gal IR International
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail :Ehud.Helft@galir.com
http://www.nova.co.il	Kenny.Green@galir.com

Company Press Release

Nova Measuring Instruments Ltd. announces that its annual shareholders’ meeting shall be held on September 1, 2003

Rehovoth, Israel, July 14th, 2003 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) (the “Company”), announces that today, its Board of Directors have resolved that its annual general shareholders’ meeting (the “Meeting”) be held September 1, 2003 at 17:00 (local time) at the Company’s registered offices.

Items on the agenda are as follows: (i) to review and discuss the Company’s audited financial statements for the year ended on December 31, 2002; (ii) to elect eight directors to the Company’s Board of Directors, two of which are to serve as external directors; (iii) to reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2003 and to authorize the Board of Directors to fix the remuneration of the auditors; (iv) to approve the terms of engagement between the Company and the chairperson of the Board of Directors; (v) to approve the terms of engagement with the Company’s external directors to the extent such approval is required under applicable law; (vi) to approve compensation to the Company’s external directors by way of issuance of options to purchase the Company’s shares; (vii) to approve the amendment of the terms of employment of two directors of the Company; (viii) to amend the terms of Option Plan 6; (ix) to approve the terms of the Company’s Employee Stock Purchase Plan No. 1; and (x) to transact such other business as may properly come before the Meeting or at any adjournment thereof.
Shareholders of record as of the close of business on July 28, 2003 (the "Record Date") are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000, as proof of ownership of the Shares.
Other than with respect to election of the external directors, all resolution require the affirmative majority of the ordinary shares present in person or represented by proxy. The election of the external directors requires the affirmative vote of a majority of the Ordinary Shares present, in person or represented by proxy, and voted on that matter and in addition either that (i) at least one third (33.33%) of the holders of ordinary shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal, or (ii) the aggregate number of ordinary shares voting against the proposal have not exceeded one per cent (1%) of the Company's issued and outstanding share capital.
Proxy materials shall be published no later than 21 days prior to the date in which the Meeting is to be held.

About Nova:

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The company’s web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.